Citigroup Inc.	Filed pursuant to rule 433
18,600,000 Depositary Shares	File No. 333-132177
Each Representing a 1/1000th Interest in a Share of
8.125% Non-Cumulative Preferred Stock, Series AA
$25 Liquidation Preference per Depositary Share

Terms and Conditions:

Issuer:	Citigroup Inc., a Delaware corporation

Securities:	18,600,000 depositary shares, each representing a 1/1000th interest in a share of Citigroup’s 8.125% perpetual non-cumulative preferred stock, Series AA (the “Series AA preferred stock”), issued upon exercise of the underwriters’ overallotment option.

Ratings:	A2 (stable outlook)/A (negative outlook)/AA– (negative outlook) (Moody’s / S&P / Fitch)

Trade Date (overallotment):	January 24, 2008

Settlement Date:	January 25, 2008 (T+1 days)

Maturity:	Perpetual

Liquidation Preference:	$25,000 per share of Series AA preferred stock (equivalent to $25 per depositary share).

Public Offering Price:	$25 per depositary share.

Net Proceeds to Citigroup:	$450,352,500 (before expenses).

Dividend Rate:	8.125% per annum on a non-cumulative basis

Dividend Payment Dates:	Quarterly in arrears on the 15th day of each February, May, August and November, when, as and if declared on the Series AA preferred stock by Citigroup’s board of directors or a duly authorized committee of the board. Following business day convention. Business days New York.

First Dividend Payment:	February 15, 2008 (short first coupon).

Day Count:	30/360.

Redemption at Citigroup’s Option:	Subject to the Capital Replacement Covenant, and subject to any required approval of the Federal Reserve, Citigroup may redeem the Series AA preferred stock, and thus redeem the depositary shares, in whole or in part, on any dividend payment date on or after February 15, 2018 as to which Citigroup has declared a dividend in full on the Series AA preferred stock, at a redemption price equal to 100% of the liquidation preference.

Capital Replacement Covenant:	Citigroup has agreed not to redeem the Series AA preferred stock during the term of the Capital Replacement Covenant except with proceeds from the sale of Citigroup equity-like securities. The Capital Replacement Covenant will terminate no later than February 15, 2023.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the depositary shares on the New York Stock Exchange.

Voting Rights:	The holders of the Series AA preferred stock do not have voting rights, except (i) upon the failure of Citigroup to declare and pay dividends on the Series AA preferred stock for six quarterly dividend periods, whether or not consecutive, in which case the holders of depositary shares may, together with all other holders of capital stock having similar voting rights, elect two additional directors to Citigroup’s board of directors; (ii) with respect to the issuance of senior capital stock of Citigroup; (iii) with respect to changes to Citigroup’s organizational documents that would adversely affect the voting powers, preferences or special rights of the Series AA preferred stock; and (iv) as specifically required by Delaware law.

Sole Structuring Coordinator and Sole Bookrunner:	Citigroup Global Markets Inc.

Citigroup Inc.	Filed pursuant to rule 433
18,600,000 Depositary Shares	File No. 333-132177
Each Representing a 1/1000th Interest in a Share of
8.125% Non-Cumulative Preferred Stock, Series AA
$25 Liquidation Preference per Depositary Share

Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC

Junior Co-Managers:	Banc of America Securities LLC
Barclays Capital Inc.
Bear, Stearns & Co. Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Lehman Brothers Inc.
RBC Dain Rauscher Inc.
Wells Fargo Securities, LLC

Depositary Shares
CUSIP/ISIN:	172967572 / US1729675728

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. The file number for the registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.